SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 26 June 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ('Bank of Ireland' or the 'Group')

Update in relation to Bank of Ireland's EU Restructuring Plan - 26 June 2014

In July 2013, the European Commission approved certain amendments to the Group's EU Restructuring Plan. The key amendment was that the Group was permitted to retain its New Ireland Life Assurance business, which is the second largest Life and Pension provider in Ireland. As part of this, the Group agreed to the sale of the ICS Building Society's ('ICS') distribution platform and, if required by the purchaser, a book of mortgages at a minimum of par and a similar quantum of matching deposits.

On 25 June 2014, Bank of Ireland agreed to sell the ICS distribution platform, together with a €250m gross performing mortgage asset pool to Dilosk Limited1 ('Dilosk') at par. No deposits are transferring as part of the sale.

Bank of Ireland is participating in the financing of the acquisition by providing €100m of senior finance to Dilosk.

The completion of this transaction is subject to the satisfaction of regulatory and other approvals, which are standard for a transaction of this nature.

The ICS sale is the final divestment commitment to be completed by the Bank under its EU Restructuring Plan.

Bank of Ireland was advised by IBI Corporate Finance on this transaction.

Ends.

For further information please contact:

Bank of Ireland
Andrew Keating           Group Chief Financial Officer                           +353 (0)766 23 5141
Mark Spain                    Director of Group Investor Relations              +353 (0)766 23 4850
Pat Farrell                       Head of Group Communications                      +353 (0)766 23 4770

1 Dilosk is a new entrant to the Irish mortgage market and, following the completion of this transaction, intends to originate residential mortgages via the intermediary broker channel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 26 June 2014